
Mail Stop 3561

April 16, 2009

<u>Via U.S. Mail</u>

Tal L. Kapelner
President and Principal Executive Officer
Writers' Group Film Corp.
1752 East Avenue J #266
Lancaster, CA 93560

**Re: Writers' Group Film Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 2, 2009
File No. 333-156832**

Dear Mr. Kapelner:

We have reviewed your responses to the comments in our letter dated March 18, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to prior comment 1 and your changes to the Form 10-Q filed on April 2, 2009 regarding the equity line agreement with Auctus Private Equity Fund, LLC. However, Note 4 to your quarterly financial statements disclosed that you "signed" the Drawdown Equity Credit Facility with Auctus. Please revise the disclosure, if it is inaccurate.

2. We also note from your response to prior comment 1 that you have plans to issue shares under an equity line of credit "in the foreseeable future." If you have plans to issue shares under an equity line of credit in the next 12 months, please disclose

that fact under the heading "Liquidity and Capital Resources" in "Management's Discussion and Analysis." However, please note that your disclosure should clearly state that the equity line agreement has not been, and may never be, finalized and executed. Furthermore, please clarify that any agreement may require that your shares are listed on the OTC:BB which they currently are not. In addition, please add a risk factor to discuss the threat of dilution and a decline in your stock price if the shares are issued under an equity line of credit.

Cover

3. We note your response to prior comment 7 and reissue. Please explain why you believe that you may register the selling shareholder shares at $0.03 per share when the selling shareholders will be selling the shares at $0.01. Alternatively, please revise throughout the registration statement to increase the offering price of the shares.

4. In the fourth paragraph of the prospectus cover page, you state that you intend to apply to the OTC:BB. However, on page 10 you state that you have already applied for listing. Please revise for consistency.

Summary, page 5

5. Refer to the second paragraph of this section. Please briefly disclose that due to a lack of capital you are currently considering a shift to web-based programming in the form of webisodes or web serials. Your added disclosure briefly describe what a "webisode" or "web serial" is.

Risk Factors, page 6

6. Please revise to consider adding a risk factor or risk factors related to web-based programming that you may offer in the future and disclose the risks of relying upon such unproven initiatives.

Third-Party Financiers And Our Own Stock Offerings…, page 6

7. We note your response to prior comment 10 and specifically your references to "stock offerings" by the company in this risk factor. Please revise your disclosure to clarify whether you are referring to public offerings or private placements.

<u>The Recent Market Downturn Has Negatively Affected Our Business Plan…, page 8</u>

8. We note your response to prior comment 9 and reissue. Your revised disclosure provided additional discussion related to your inability to finance "Buckeye Marhaba" and "other entertainment products" but it did not discuss the risks to your entire company presented by the market downturn. We suggest that you revise your disclosure to focus initially on the impact on your whole company of the market downturn. Your disclosure should clarify that the downturn has further impaired your limited ability to raise capital.

<u>We May Face Liability…, page 11</u>

9. We note your response to prior comment 17 and the revisions to your disclosure. As the revisions focus on your liability related to your website content, please explain whether you may face liability for your written and film works that are not posted on your website. If so, please revise your risk factor heading and disclosure accordingly.

<u>Our Short Film – As Well As Other Works We May Produce in the Future…, page 11</u>

10. Refer to the second-to-last sentence of this risk factor. Please revise to disclose that you may also be required to pay royalties or a percentage of your revenues to an infringed upon intellectual property holder.

11. Please state whether you may be subject to intellectual property infringement lawsuits for your other projects where you do not intend to "spoof" any existing copyrighted work.

<u>Determination of Offering Price, page 12</u>

12. While we note your disclosure in this section, your highest priced stock offering was conducted in summer 2008. In that registered offering, your common stock was at offered at $.15 per share. Do you mean that $0.01 per share is the highest price at which the shares registered in this offering have been sold? Please explain. Make appropriate revisions here and in the footnotes to the fee table, as necessary.

13. We note your response to prior comment 8. Please delete the words beginning from "assuming that..." to the end of the sentence or revise to clarify. Your current disclosure may give the impression that the price will change if your application to the OTC:BB is not successful.

Plan of Distribution, page 14

14. Refer to the third-to-last paragraph of this section. You state that fees are estimated at approximately $4,000. However, in Part II of the registration statement you state that your fees are approximately $11,000. Please revise to reconcile.

Description of Securities, page 19

15. You state that 64,434,822 shares, the total number of shares privately placed since your date of incorporation, are currently outstanding. However, in your post-effective amendment filed on December 19, 2008, you indicate that shares of common stock were sold in your prior registered offering, which terminated on July 30, 2008. Please revise throughout to update the number of shares outstanding (and related percentages) or tell us why you believe further revision is unnecessary.

16. In that regard, we note that in your post-effective amendment, you state that 15,000 shares were sold in your prior registered offering. However, on pages 10 and 20 you state that 10,000 shares were sold. Please explain.

17. Please remove references to "the small business issuer."

Organization Within Last Five Years, page 20

18. Please delete the first paragraph on page 20 as it appears to have been carried over from your discussion on page 30 of "Certain Relationships and Related Transactions". In addition, please revise here and on page 30 to update your references to September 30, 2008. Make similar revisions to update as of the most recent date practicable the information disclosed in the tables under the heading "Security Ownership of Certain Beneficial Owners and Management." In this regard, we note that you have not disclosed the date as of which the first table on page 17 is provided.

19. Refer to the seventh paragraph of this section. In your prior amendment, you referred to services provided in exchange for shares issued in the March 2007 to August 2007 offering. However, we note that you have removed this disclosure from the prospectus. Please revise, where appropriate, to specify the nature and value of the service rendered.

Business Development, page 21

20. Refer to the third-to-last paragraph of this section. Your revised disclosure on page 20, and elsewhere in the prospectus, indicates that your three private stock offerings raised more than $61,328. We also note that on page 28 you indicate that you raised approximately $120,000 in cash and services. Please revise or explain this discrepancy.

Plan to Generate Future Revenues with our Products, page 22

21. We note your revised disclosure in "Management's Discussion and Analysis" that you may offer web-based programming. Please revise your disclosure to include a concise discussion of this initiative, including a clear statement of the categories of web-based programming you are contemplating (e.g. webisodes, web serials, etc.).

22. Refer to the first sentence of the second paragraph of this section. Please revise to clarify, if true, that "fundraising" refers to "grants and corporate gifts", as mentioned in your prior amendment.

23. We note your response to prior comment 27. Please revise your disclosure in the prospectus to clarify that you will not offer a percentage of the budget and/or profits to more than one individual (actor or director) per project.

24. Refer to the second and fourth paragraphs on page 23. Please substantiate your claims regarding the increased willingness of studios to consider and ultimately finance movies when well-known actors are involved. In addition, please describe your "reading and observation" and "research and observation" on this matter. Otherwise, please revise to clarify that you are merely expressing your beliefs. Make appropriate conforming changes throughout the prospectus, as necessary.

25. Refer to the sixth paragraph on page 23. Please clarify what you mean by "receptive"? Has the actor agreed to perform in the film if you raise $150,000. Will the funds be placed in escrow as described in the second-to-last full paragraph on page 23 or will that amount be paid to the actor as an upfront fee or on other terms not contemplated by your business plan. Please explain.

26. Refer to the second-to-last full paragraph on page 23. With respect to the escrow financing model, there does not appear to be a circumstance under which the funds would be released from escrow to the actor or director. Despite the establishment of an escrow account, the actor will only receive payment if you secure full funding from a studio or production company. Please revise to clarify

why you believe the escrow feature would be attractive to actors and directors. Explain how it incentivizes actors and directors to participate in your projects.

Distribution and Marketing, page 24

27. Your disclosure under the heading "Competition" on page 25 suggests that your distribution and marketing plan relies on films festival, the internet and the interpersonal relationships of your company's directors. If you will rely on these distribution and marketing channels, please succinctly state that fact in this section.

28. We note your reference to large-budget short films in the first sentence of the second paragraph. Please revise the discussion of your business to briefly describe this element of your business plan or delete the reference if large budget short films are not a part of your business plan.

29. Please make appropriate changes to this section to acknowledge that you may shift to web-based programming pending the results of your research. If your marketing and distribution plans for your web-based programming have not yet been formulated, please disclose that fact.

Distribution and marketing of "Writers' Assistants", page 24

30. Refer to the final sentence of the third paragraph. To the extent that there is an industry standard for the lump sum amount and/or percentage of future revenues or profits paid to the sellers of a film, please disclose. Similarly, please disclose whether "producer's representatives" receive a standard amount or percentage as compensation when a film is sold.

Reports to Security Holders, page 27

31. Please revise to clarify that the obligations described are your current obligations and not obligations that begin once the registration statement becomes effective.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

32. We note that this section of your document does not discuss the company's results
of operations. Revise to disclose your results of operations for the fiscal period
ended March 31, 2008. In addition, please provide a comparative analysis of your
results of operations for the applicable interim periods in 2007 and 2008. Please
ensure that you discuss the nature and amounts of the general and administrative
expenses your company has incurred in the relevant periods. Refer to Item
303(a)(3) of Regulation S-K.

33. We note the new disclosure regarding your web-based entertainment initiatives on
pages 28-29 and the references to various successful web-based programs. While
we note that you have not completed your study of web strategies, please describe
in more detail, if possible, "the many challenges", referenced in the second-to-last
sentence of the second paragraph on page 28, including the challenges related to
securing sponsorships. If you are unable to do so, please disclose that fact in the
prospectus.

34. We note the first paragraph on page 29. Please expand to explain how you intend
to find answers to the questions presented here. Will you rely on consultants? Do
you intend to fund a feasibility study? What will your market research consist of
and who will conduct it?

35. We note your cost estimates in the sixth paragraph on page 29. Please disclose the
source of this information regarding the production costs of webisodes.

36. We note the third bullet on page 29. Please explain whether you intend to use the
10-15% incentive model to entice actors and directors to participate in your
webisodes.

Executive Compensation, page 31

37. We note your response to prior comment 39 and reissue in part. Please provide
compensation information for the fiscal year ended March 31, 2009. Refer to Item
402(n) of Regulation S-K.

Exhibit 5.1

38. Please delete the last sentence of the second paragraph on page 2 of the legal
opinion.

Other

39. Please consider the financial statement update requirements of Rule 8-08 of
Regulation S-X prior to filing the next amendment to your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking
any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing effective, does not relieve the company from
its full responsibility for the adequacy and accuracy of the disclosure in the
filing; and

- the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or
any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Diane D. Dalmy, Esq.
       facsimile: (303) 988-6954